

Allan English AM · 3rd

Board Member at World Tree

Greater Brisbane Area · Contact info

500+ connections

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World Tree

IMC

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Allan English
YouTube

Allan English, Founder and CEO of ASX-listed hospitality equipment company, Silver Chef, gives...


sky NEWS BUSINESS
BRISBANE
SWITZER
CORPORATE PHILANTHROP
Dow Jones
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130917 Sky Business Sv
YouTube

a recent interview sharin
a vision of giving can brir

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3,630 followers



Sounds like a great project Jonathon

Allan commented



Good on you Paul

Allan commented



Possible, I guess ask the question direct

Allan replied to a comment



Hi monica, covid willing I should be in Hamilton island on a golf trip that week. Hope you enjoy and learn lots

Allan replied to a comment

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Experience

Board Member

World Tree

Dec 2020 – Present · 9 mos

Vancouver, British Columbia, Canada

A dynamic social enterprise dedicated to reversing climate change and creating prosperity for investors and farmers. To learn more go to www.worldtree.eco

Director

English Family Foundation

2010 – Present · 11 yrs

Brisbane, Australia

The foundation seeks to support social entrepreneurs driving high impact initiatives in south east Queensland and the developing world.

SilverChef

33 yrs

Non Executive Chairman

Aug 1986 – Dec 2019 · 33 yrs 5 mos

Brisbane, Australia

Non Executive Chairman
Jul 2010 – Feb 2014 · 3 yrs 8 mos

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Board Member
Philanthropy Australia
Dec 2015 – May 2019 · 3 yrs 6 mos

Non Executive Director
School of Social Entrepreneurs
2012 – Oct 2014 · 2 yrs
Sydney, Australia

The School for Social Entrepreneurs (SSE) Australia runs practical learning programs
for entrepreneurial individuals who have an idea or start–up venture with a social or environmental benefit. ...see more

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Education

IMC
MBA, Business
1992 – 1995
Activities and Societies: Actively involved in Opportunity International a not for profit organisation involved in microfinance in developing countries

Aquinas College Perth
1967 – 1972

Skills & endorsements

Strategic Planning · 99+

Endorsed by **Belinda Drew and 5 others who are highly skilled at this**

Endorsed by **16 of Allan's colleagues at SilverChef**

Entrepreneurship · 99+

Endorsed by **Amanda Cole and 9 others who are highly skilled at this**

Endorsed by **12 of Allan's colleagues at SilverChef**

Business Strategy · 99+

Endorsed by **Mike Avey and 5 others who are highly skilled at this**

Endorsed by **9 of Allan's colleagues at SilverChef**

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